As filed with the Securities and Exchange Commission on May 24, 2007, Registration No. 33-94542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3 TO
FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GLIMCHER REALTY TRUST
(Exact name of issuer as specified in its charter)

Maryland	31-1390518
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 East Gay Street Columbus, Ohio	43215
(Address of Principal Executive Offices)	(Zip Code)

Glimcher Realty Trust 1993 Employee Share Option Plan

Glimcher Realty Trust 1993 Trustee Share Option Plan

(Full Title of Plan)

Michael P. Glimcher
President and Chief Executive Officer
Glimcher Realty Trust
150 East Gay Street
Columbus, Ohio 43215
(614) 621-9000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Alan S. Pearce, Esq.
Bryan Cave LLP
1290 Avenue of the Americas
New York, New York 10104

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Post-Effective Amendment to Form S-8 Registration Statement as determined by market conditions.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 (“Amendment”) contains a Prospectus pursuant to Form S-3 (in accordance with General Instruction C to Form S-8) which covers reoffers and resales of “control securities” (as such term is defined in Section C of the General Instructions to Form S-8) of Glimcher Realty Trust, a Maryland real estate investment trust. This Reoffer Prospectus relates to up to 2,632,053 common shares of beneficial interest, also known as common shares, par value $.01 per share, of Glimcher Realty Trust, that have been or may be issued to certain executive officers and Trustees pursuant to the Registrant's Benefit Plans (defined herein). This Amendment updates information about the Registrant in the prospectus contained in each of the Post-Effective Amendments filed to each of Registration Nos. 33-94542, 333-84537 and 333-123557.

2,632,053 Shares

Glimcher Realty Trust

Common Shares of Beneficial Interest

This prospectus relates to 2,632,053 common shares of beneficial interest, also known as common shares, par value $.01 per share, of Glimcher Realty Trust, or the Company, being offered hereby for the account of certain of the Company's executive officers and trustees, also known herein as the Selling Stockholders. The common shares offered hereby have been or will be issued by the Company to the Selling Stockholders upon their exercise of options to purchase common shares issued to them pursuant to (i) the Company's 1993 Employee Share Option Plan, (ii) the Company's 1993 Trustee Share Option Plan, (iii) the Company's 1997 Incentive Plan and/or (iv) the Company’s Amended and Restated 2004 Incentive Compensation Plan (herein defined, collectively, as the “Benefit Plans”), or were issued to the Selling Stockholders as restricted shares under the Company’s Amended and Restated 2004 Incentive Compensation Plan.

The common shares are listed on the New York Stock Exchange under the symbol "GRT."  On May 23, 2007, the last sale price for the common shares as reported on the New York Stock Exchange was $26.65 per share.

Our principal executive offices are located at 150 East Gay Street, Columbus, Ohio 43215 and our telephone number is (614) 621-9000.

The Company will not receive any of the proceeds from the sale of the common shares being offered hereby for the account of the Selling Stockholders. All sale proceeds will be received by the Selling Stockholders.

SEE “RISK FACTORS” SECTION BEGINNING ON PAGE 5 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 24, 2007.

You should rely only on the information contained or incorporated by reference in this prospectus and the registration statement of which this prospectus is a part. We have not authorized any other person to provide you with different information. If anyone provides you with different, additional or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. You should assume that the information contained in this prospectus and the documents incorporated by reference is accurate only at their respective dates. Our business, financial condition, results of operations and prospectus may have changed since that date.

GENERAL

As used in this prospectus, references to “we,”  “our,”  “us,” the “Company” and “Glimcher” are references to Glimcher Realty Trust, a Maryland real estate investment trust, or REIT, and Glimcher Properties Limited Partnership, a Delaware limited partnership, as well as all entities in which we have an ownership interest. The term “operating partnership” refers to Glimcher Properties Limited Partnership. The term “properties” refers to the twenty-nine (29) retail properties that we have an interest in and operate as of the date of this prospectus, unless another date is specified, in which case the term “properties” will refer to the retail properties which we have an interest in and operate as of that date. The term “common shares” refers to our common shares of beneficial interest.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference, contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995, or the “PSLRA,” with respect to our results of operation, financial condition and business. These forward-looking statements are based on our current expectations, estimates and projections about the industry and markets in which we operate. Words such as “expects,”  “anticipates,”  “intends,”  “plans,”  “believes,”  “seeks,”  “estimates” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, those listed under the caption “Risk Factors” in this prospectus.

Our future results, financial condition and business may differ materially from what is expressed in these forward-looking statements. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the PSLRA. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus or, if applicable, the date of the document incorporated by reference.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or the occurrence of unanticipated events, except as required by applicable law.

RISK FACTORS

An investment in the common shares offered under this prospectus involves a high degree of risk. Prospective investors should consider carefully the following factors, in addition to other information contained in this prospectus and incorporated herein by reference, in connection with an investment in the common shares offered under this prospectus.

We are subject to risks inherent in owning real estate investments.

Real property investments are subject to varying degrees of risk. Our ability to make dividend distributions may be adversely affected by the economic climate and certain local conditions including:

●	oversupply of space or reduced demand for rental space and newly developed properties;

●	the attractiveness of our properties compared to other retail space;

●	our ability to provide adequate maintenance to our properties; and

●	fluctuations in real estate taxes, insurance and other operating costs.

Applicable laws, including tax laws, interest rate levels and the availability of financing, may adversely affect our income and real estate values. In addition, real estate investments are relatively illiquid and, therefore, our ability to sell our properties quickly may be limited. We cannot be sure that we will be able to lease space as tenants move out or as to the rents we may be able to charge new tenants at such space.

Our insurance coverage in the future may not include adequate amounts of terrorism insurance.

Our all risk property insurance policies include coverage for foreign and domestic acts of terrorism on our consolidated real estate assets through January 1, 2008. In the future, insurers may limit the amount of coverage available to us for terrorism insurance on our properties (or we may not be able to obtain such insurance at all), or the cost of property and liability insurance policies including coverage for acts of terrorism may be unreasonable. As a result, there can be no assurance that we will be able to obtain adequate amounts of terrorism insurance on our properties after January 1, 2008 or, if we can, that the premiums for the insurance will be reasonable.

We rely on major tenants.

At April 30, 2007, the four largest tenants of our properties were Gap, Inc., Foot Locker, Inc., Limited Brands, Inc., and Steve & Barry’s University Sportswear representing 3.0%, 2.7%, 2.3%, and 2.1% of our annualized minimum rents, respectively. No other tenant represented more than 2.0% of the aggregate annualized minimum rents of our properties as of such date. Our financial position and ability to make distributions may be adversely affected by the bankruptcy, insolvency, or general downturn in the business of any such tenant, or in the event any such tenant does not renew a number of its leases as they expire.

Bankruptcy of our tenants or downturns in our tenants’ businesses may reduce our cash flow.

Since we derive almost all of our income from rental payments, our cash available for distribution would be adversely affected if a significant number of our tenants were unable to meet their obligations to us, or if we were unable to lease vacant space in our properties on economically favorable terms. A tenant may seek the protection of the bankruptcy laws, which could result in the termination of its lease causing a reduction in our cash available for distribution. A downturn in a tenant’s business may result in a reduction in the rent based on a percentage of the tenant’s sales. Furthermore, certain of our tenants, including anchor tenants, hold the right under their lease(s) to terminate their lease(s) or reduce their rental rate if certain occupancy conditions are not met, if certain anchor tenants close, if certain sales levels or profit margins are not achieved, or if an exclusive use provision is violated.

We face significant competition that may decrease the occupancy and rental rates of our properties.

We compete with many commercial developers, real estate companies and major retailers. Some of these entities develop or own malls, value-oriented retail properties and community shopping centers that compete for tenants. We face competition for prime locations and for tenants. New regional malls or other retail shopping centers with more convenient locations or better rents may attract tenants or cause them to seek more favorable lease terms at or prior to renewal. Retailers at our properties may face increasing competition from other retailers, e-commerce, outlet malls, discount shopping clubs, catalog companies, direct mail, telemarketing and home shopping networks all of which could affect their ability to pay rent or desire to occupy the property.

The failure to fully recover from tenants cost reimbursements for common area maintenance, taxes and insurance could adversely affect our operating results.

The computation of cost reimbursements from tenants for common area maintenance (“CAM”), insurance and real estate taxes is complex and involves numerous judgments including interpretation of terms and other tenant lease provisions. Most tenants make monthly fixed payments of CAM, real estate taxes and other cost reimbursements items. After the end of the calendar year, we compute each tenant’s final cost reimbursements and issue a bill or credit for the full amount, after considering amounts paid by the tenants during the year. Final adjustments for the year ended December 31, 2006 have not yet been determined.  At April 30, 2007, we had recorded in accounts receivable $3.3 million and $3.2 million of costs expected to be recovered from tenants during the first six months of 2007 and 2008, respectively. There can be no assurance that we will collect all or substantially all of either amount.

The results of operations for our properties depend on the economic conditions of the regions of the United States in which they are located.

Our results of operations and distributions to you will be subject generally to economic conditions in the regions in which our properties are located. For the four months ended April 30, 2007, approximately 31% of annualized minimum rents from our properties came from those located in Ohio.

We may be unable to successfully develop properties or operate developed properties.

As a result of economic and other conditions and required government approvals, development projects may not be pursued or may be completed later or with higher costs than anticipated. Development activities involve significant risks, including:

•	the expenditure of funds on and devotion of time to projects which may not come to fruition;

•	increased construction costs, possibly making the project uneconomical;

•	an inability to obtain construction financing and permanent financing on favorable terms; and

•	occupancy rates and rents not sufficient to make a project profitable.

In the event of an unsuccessful development project, our loss could exceed our investment in the project.

We could incur significant costs related to environmental issues.

Under some environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of on real property, may be liable for the costs of investigating and remediating these substances on or under the property. In connection with the ownership or operation of our properties, we could be liable for such costs which could be substantial and even exceed the value of such property or the value of our aggregate assets. The failure to remediate toxic substances may adversely affect our ability to sell or rent any of our properties or to borrow funds. In addition, environmental laws may require us to expend substantial sums in order to use our properties or operate our business.

As of April 30, 2007, we have established a contingency reserve for one environmental matter in the amount of $656,529 in connection with a community center sold in 2002 relating to environmental assessment and monitoring matters.

Our assets may be subject to impairment charges that may materially affect our financial results.

We evaluate our real estate assets and other assets for impairment indicators whenever events or changes in circumstances indicate that recoverability of our investment in the asset is not assured. This evaluation is conducted periodically, but no less frequently than quarterly. Our determination of whether a particular held-for-use asset is impaired is based upon the undiscounted projected cash flows used for the impairment analysis and our determination of the asset’s estimated fair value that in turn are based upon our plans for the respective asset and our views of market and economic conditions. With respect to assets held-for-sale, our determination of whether such an asset is impaired is based upon market and economic conditions. If we determine that a significant impairment has occurred, then we would be required to make an adjustment to the net carrying value of the asset, which could have a material adverse effect on our results of operations and funds from operations in the period in which the adjustment is made. Furthermore, changes in estimated future cash flows due to a change in our plans or views of market and economic conditions could result in the recognition of additional impairment losses for already impaired assets, which, under the applicable accounting guidance, could be substantial.

We may incur significant costs of complying with the Americans with Disabilities Act and similar laws.

We may be required to expend significant sums of money to comply with the Americans with Disabilities Act of 1990, as amended (“ADA”), and other federal and local laws in order for our properties to meet requirements related to access and use by disabled persons. We may incur additional costs when complying with the ADA in the future.

Our failure to qualify as a REIT would have serious adverse consequences.

We believe that we have qualified as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), since 1994, but cannot be sure that we will remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions, and the determination of various factual matters and circumstances not entirely within our control that may impact our ability to qualify as a REIT under the Code. In addition, we cannot be sure that new laws, regulations and judicial decisions will not significantly change the tax laws relating to REITs, or the federal income tax consequences of REIT qualification.

If we fail to qualify as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on taxable income at regular corporate income tax rates. Additionally, unless entitled to relief under certain statutory provisions, Glimcher Realty Trust will also be disqualified from electing to be treated as a REIT for the four taxable years following the year during which the qualification is lost, thereby reducing net earnings available for investment or distribution to you because of the additional tax liability imposed for the year or years involved. Lastly, Glimcher Realty Trust would no longer be required by the Code to make any dividend distributions as a condition to REIT qualification. To the extent that dividend distributions to you may have been made in anticipation of qualifying as a REIT, we might be required to borrow funds or to liquidate certain of our investments to pay the applicable tax.

Our ownership interests in certain partnerships and other ventures are subject to certain tax risks.

Some of our property interests and other investments are made or held through entities in which we have an interest (the “Subsidiary Partnerships”). The tax risks of this type of ownership include possible challenge by the Internal Revenue Service of allocations of income and expense items which could affect the computation of our taxable income, or a challenge to the status of any such entities as partnerships (as opposed to associations taxable as corporations) for federal income tax purposes, as well as the possibility of action being taken by such entities that could adversely affect our qualification as a REIT, for example, by requiring the sale of a property. We believe that the entities in which we have an interest have been and will be treated for tax purposes as partnerships (and not treated as associations taxable as corporations). If our ownership interest in any entity taxable as a corporation exceeded 10% (in terms of vote or value) of such entity’s outstanding securities (unless such entity were a “taxable REIT subsidiary,” or a “qualified REIT subsidiary,” as those terms are defined in the Code) or the value of interest in any such entity exceeded 5% of the value of our assets, then we would cease to qualify as a REIT; distributions from any of these entities would be treated as dividends, to the extent of earnings and profits, and we would not be able to deduct our share of losses, if any, generated by such entity in computing our taxable income.

We may not have access to other sources of funds necessary to meet our REIT distribution requirements.

In order to qualify to be taxed as a REIT, we must make annual distributions to our shareholders of at least 90% of our taxable income (determined by excluding any net capital gain). The amount available for distribution will be affected by a number of factors, including the operation of our properties. We have sold a number of non-core assets and intend in the future to sell additional selected non-core assets. The loss of rental income associated with our properties sold will in turn affect net income and FFO (as defined below). In order to maintain REIT status, we may be required to make distributions in excess of net income and FFO. In such a case, it may be necessary to arrange for short-term (or possibly long-term) borrowings, or to issue preferred or other securities, to raise funds, which may not be possible.

The National Association of Real Estate Investment Trusts defines “Funds From Operations” or “FFO” as net income (loss) available to common shareholders (computed in accordance with Generally Accepted Accounting Principles ("GAAP")), excluding gains (or losses) from sales of properties, plus real estate related depreciation and amortization after adjustments for unconsolidated partnerships and joint ventures. FFO does include impairment losses for properties held for use and held for sale. Our FFO may not be directly comparable to similarly titled measures reported by other real estate investment trusts. FFO does not represent cash flow from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP), as a measure of the Registrant's liquidity, nor is it indicative of funds available to fund our cash needs, including its ability to make cash distributions.

Debt financing could adversely affect our performance.

As of April 30, 2007, we had $1.7 billion of combined mortgage indebtedness and outstanding borrowings under our credit facility, of which $77.0 million matures during the remainder of 2007. As of April 30, 2007, we have borrowed $344 million from our credit facility, which matures on December 13, 2009. A number of our outstanding loans will require lump sum or “balloon” payments for the outstanding principal balance at maturity, and we may finance future investments that may be structured in the same manner. Our ability to repay indebtedness at maturity, or otherwise, may depend on our ability to either refinance such indebtedness or to sell our properties. If we are unable to repay any of our debt at or before maturity, then we may have to borrow against our properties that are not encumbered or from our credit facility, to the extent it has availability thereunder, to make such repayments. In addition, a lender could foreclose on one or more of our properties to collect its debt. This could cause us to lose part or all of our investment, which could reduce the value of the common shares and the distributions payable to you.

Certain of our financing arrangements contain limitations on the amount of debt that we may incur.

Our $470 million unsecured credit facility is the most restrictive of our financing arrangements. Accordingly, at April 30, 2007, the additional amount that may be borrowed from this facility or other sources based upon the restrictive covenants in the credit facility is $281.4 million. Additional amounts could be borrowed as long as we maintain a ratio of total-debt-to-total-asset value that complies with the restrictive covenants of the credit facility. The ratio of total-debt-to-total-market capitalization was 56.5% as of April 30, 2007. As used herein, “total market capitalization” means the sum of the outstanding amount of all indebtedness, the total liquidation preference of all preferred shares and the total market value of the outstanding common shares and the units of operating partnership interest in Glimcher Properties Limited Partnership (based on the closing price of the common shares on April 30, 2007).

Our financial condition and distributions could be adversely affected by financial covenants.

Our mortgage indebtedness and credit facility impose certain financial and operating restrictions on our properties and restrictions on secured subordinated financing and financings on properties. These restrictions include restrictions on borrowings, prepayments and distributions. Additionally, our credit facility requires certain financial tests to be met and some of our mortgage indebtedness provides for prepayment penalties, each of which could restrict financial flexibility.

Our variable rate debt obligations may impede our operating performance and put us at a competitive disadvantage, as well as adversely affect our ability to pay distributions to you.

Required repayments of debt and related interest can adversely affect our operating performance. As of April 30, 2007, approximately $274.0 million of our indebtedness bears interest at a variable rate. Accordingly, an increase in interest rates on our existing indebtedness would increase interest expense, which could adversely affect our cash flow and ability to pay distributions. For example, if market rates of interest on our variable rate debt outstanding as of April 30, 2007, increased by 100 basis points, the increase in interest expense on our existing variable rate debt would decrease future earnings and cash flows by approximately $2.7 million annually.

An increase in interest rates or total-debt-to-total-market capitalization could cause a decrease in the market price of the outstanding common shares.

We believe that investors generally perceive REITs as yield-driven investments and compare the annual yield from distributions by REITs with yields on various other types of financial instruments. Thus, an increase in market interest rates generally could adversely affect the market price of common shares. Additionally, investors may react negatively to an increase in total-debt-to-total-market capitalization.

The Board of Trustees has unlimited authority to increase the amount of debt that we may incur.

The Board of Trustees (the “Board”) determines financing objectives and the amount of the indebtedness that we may incur and may make revisions to these objectives at any time without a vote of our shareholders. Although the Board has no present intention to change these objectives, revisions could result in a more highly leveraged company with an increased risk of default on indebtedness and an increase in debt service charges.

Our issuance of additional common shares may affect prevailing market prices for the outstanding common shares.

Future sales or the anticipation of such sales of additional common shares may have an adverse effect on the market price of our common shares.

Our ability to operate or dispose of any partially-owned properties that we may acquire may be restricted.

Our ownership of properties through partnership or joint venture investments may involve risks not otherwise present for wholly-owned properties. These risks include the possibility that our partners or co-venturers might become bankrupt, might have economic or other business interests or goals which are inconsistent with our business interests or goals and may be in a position to take action contrary to our instructions or make requests contrary to our policies or objectives, including our policy to maintain our qualification as a REIT. We may need the consent of our partners for major decisions affecting properties that are partially-owned. Joint venture agreements may also contain provisions that could force us to sell all of our interest in, or buy all of our partners’ interests in, such entity or property. These provisions may be triggered at a time when it is not advantageous for us to either buy our partners’ interests or sell our interest. Additionally, if we serve as the managing member of a property-owning joint venture, we may have certain fiduciary responsibilities to the other participants in such entity. There is no limitation under our organizational documents as to the amount of funds that may be invested in partnerships or joint ventures; however, covenants of our unsecured credit facility limit the amount of capital that we may invest in joint ventures at any one time.

We are subject to certain conflicts of interest and limitations on property sales.

Pursuant to the operating partnership’s limited partnership agreement, the operating partnership may not sell all or substantially all of its assets without the consent of the holders of a majority of the operating partnership units, excluding the Company, if limited partners (other than the Company) at the time of the sale own in the aggregate ten percent or greater of the outstanding operating partnership units. At the present time, the Company owns 92.0% of the outstanding operating partnership units, resulting in the consent not being required. However, should limited partners (excluding the Company) own 10% or greater of the outstanding operating partnership units in the future, the majority vote requirement would effectively mean that Herbert Glimcher, the Chairman of the Board of Trustees, and his sons, David Glimcher and Michael Glimcher, the President, Chief Executive Officer and a Trustee of the Company, must approve any such transaction because, together with their spouses, they own approximately 4.8% of the operating partnership units (which constitutes a majority of the operating partnership units other than those owned by Glimcher Realty Trust) outstanding as of May 21, 2007.

As a result of Herbert Glimcher’s, David Glimcher’s and Michael Glimcher’s status as holders of both common shares and operating partnership units, they have interests that conflict with our shareholders with respect to business decisions affecting the Company and the operating partnership. In particular, as holders of operating partnership units, they may suffer different and/or more adverse tax consequences than the Company upon the sale or refinancing of some of our properties due to unrealized gains attributable to these properties. Therefore, the Company may have objectives different from Herbert Glimcher, David Glimcher and Michael Glimcher regarding the appropriate pricing and timing of any sale or refinancing of certain of our properties. Although the Company (through a wholly owned subsidiary), as the sole general partner of the operating partnership, has the exclusive authority as to whether and on what terms to sell, refinance, or seek to purchase an interest in an individual property, Herbert Glimcher, David Glimcher and Michael Glimcher might seek to influence decisions with respect to these actions, even though those actions might otherwise be financially advantageous or adverse to the Company. They also may seek to influence management to refinance one or more of our properties with a higher level of debt than would be in the Company’s best interests.

Our Declaration of Trust and bylaws and the laws of the state of our formation contain provisions that may delay, defer or prevent a change in control or other transactions that could provide shareholders with the opportunity to realize a premium over the then-prevailing market price for our common shares.

In order to maintain our qualification as a REIT for federal income tax purposes, not more than 50% in value of the outstanding common shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of the taxable year. Additionally, 100 or more persons must beneficially own the outstanding common shares during the last 335 days of a taxable year of 12 months or during a proportionate part of a shorter tax year.

To ensure that we will not fail to qualify as a REIT under this test, our Amended and Restated Declaration of Trust, as amended, or Declaration of Trust, authorizes the Board to take such action as may be required to preserve our qualification as a REIT and limits any person, other than Herbert Glimcher, David Glimcher (only with respect to the limitation on the ownership of outstanding common shares) and any entities or persons approved by the Board, to direct or indirect ownership exceeding (i) 8.0% of the lesser of the number or value of the outstanding common shares, (ii) 9.9% of the lesser of the number or value of the total 8¾% Series F Cumulative Redeemable Preferred Shares of Beneficial Interest, or Series F Preferred Shares, outstanding and (iii) 9.9% of the lesser of the number or value of the total 8⅛% Series G Cumulative Redeemable Preferred Shares of Beneficial Interest, or Series G Preferred Shares, outstanding. Herbert Glimcher and David Glimcher are limited to an aggregate of 25% direct or indirect ownership of common shares outstanding without approval of the Board. The Board has also granted an exemption to Cohen & Steers Capital Management, Inc., permitting them to own, directly or indirectly, of record or beneficially (i) up to 600,000 Series F Preferred Shares and (ii) up to 14.9% of the lesser of the number or value of the outstanding shares of any other class of our equity securities. The Board has also granted an exemption to Neuberger Berman permitting them to own 608,800 Series G Preferred Shares. However, in no event shall they be permitted to own, directly or indirectly, of record or beneficially, more than 14.9% of the lesser of the number or value of all outstanding shares of our equity securities. Despite these provisions, we cannot be sure that there will not be five or fewer individuals who will own more than 50% in value of our outstanding common shares, thereby causing us to fail to qualify as a REIT. The ownership limits may also discourage a change of control in us.

The members of the Board are currently divided into three equal classes whose terms expire in 2008, 2009 and 2010, respectively. Each year one class of trustees is elected by our shareholders to hold office for three years. The staggered terms for Board members may affect the ability of our shareholders to change control of us even if a change in control were in the interests of the shareholders.

Our Declaration of Trust authorizes the Board to establish one or more series of preferred shares, in addition to those currently outstanding, and to determine the preferences, rights and other terms of any series. The Board could authorize us to issue other series of preferred shares that could deter or impede a merger, tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interest or in which our shareholders might receive a premium for their shares over the then current market price of such shares.

On March 9, 1999, we adopted a shareholder rights plan. Under the terms of the rights plan, the Board of Trustees can in effect prevent a person or group from acquiring more than 15% of the outstanding common shares. Unless the Board of Trustees approves of such person’s purchase, after that person acquires more than 15% of the outstanding common shares, all other shareholders will have the right to purchase common shares from us at a price that is half of their then fair market value. These purchases by the other shareholders would substantially reduce the value and influence of the common shares owned by the acquiring person. The Board of Trustees, however, can prevent the rights plan from operating in this manner. This gives the Board significant discretion to approve or disapprove of a person’s efforts to acquire a large interest in us and, accordingly, may discourage a change in control of the Company.

The Declaration of Trust and Amended and Restated Bylaws also contain other provisions that may delay or prevent a transaction or a change in control that might involve a premium price for the common shares or otherwise be in the best interests of our shareholders. As a Maryland REIT, we are subject to the provisions of the Maryland REIT law which imposes restrictions on some business combinations and requires compliance with statutory procedures before some mergers and acquisitions can occur, thus delaying or preventing offers to acquire us or increasing the difficulty of completing an acquisition of the Company, even if the acquisition is in the best interests of our shareholders.

Risks associated with information systems may interfere with our operations.

We are continuing to implement new information systems and problems with the design or implementation of these new systems could interfere with our operations.

Our operations could be affected if we lose any key management personnel.

Our executive officers have substantial experience in owning, operating, managing, acquiring and developing shopping centers. Success depends in large part upon the efforts of these executives, and we cannot guarantee that they will remain with us. The loss of key management personnel in leasing, finance, legal and operations could have a negative impact on our operations. In addition, except for isolated examples, there are generally no restrictions on the ability of these executives to compete with us after termination of their employment.

Inflation may influence our operations.

Inflation risks could impact our operations due to increases in construction costs as well as other costs pertinent to our business, including, but not limited to, the cost of insurance and utilities.

OUR COMPANY

We are a fully-integrated, self-administered and self-managed Maryland REIT, which commenced business operations in January 1994 at the time of its initial public offering. We own, lease, manage and develop a portfolio of retail properties consisting of enclosed regional and super regional malls and community shopping centers (including single tenant retail properties). We currently own and operate twenty-nine (29) properties, consisting of 25 malls (23 wholly owned and two (2) partially owned through a joint venture) and four (4) community shopping centers located in 15 states. The properties contain an aggregate of approximately 24.1 million square feet of gross leasable area. At May 21, 2007, the properties were approximately 92.8% occupied.

All of our properties are held by, and our operations are conducted through, Glimcher Properties Limited Partnership, a Delaware limited partnership, or by entities in which the Glimcher Properties Limited Partnership has a direct or indirect interest. As of May 21, 2007, we owned approximately 92.0% of the Glimcher Properties Limited Partnership’s outstanding common units of partnership interest and all of the outstanding Series F Preferred Units and Series G Preferred Units in Glimcher Properties Limited Partnership. Our wholly owned subsidiary, Glimcher Properties Corporation, is the sole general partner of Glimcher Properties Limited Partnership.

Our executive offices are located at 150 East Gay Street, Columbus, Ohio 43215, and our telephone number is (614) 621-9000.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common shares being offered hereby for the account of the Selling Stockholders. All sale proceeds will be received by the Selling Stockholders.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of common shares by the Selling Stockholders as of May 23, 2007, the beneficial ownership of common shares by the Selling Stockholders assuming the sale of all the common shares being offered by this prospectus, the number of common shares being offered, and the percentage of outstanding common shares beneficially owned by Selling Stockholders assuming the sale of all the common shares being offered.

Name of Selling Stockholder	Number of Common Shares Beneficially Owned Prior to the Offering (15)	Number of Common Shares Which May be Offered and Sold (16)	Number of Common Shares Beneficially Owned After Offering and Sale (17)	Percentage of Outstanding Common Shares Beneficially Owned After Offering and Sale (18)

Herbert Glimcher, Chairman of the Board and Trustee[1]	2,454,386	1,375,752	1,078,634	2.91%

Michael P. Glimcher, President, Chief Executive Officer & Trustee[2]	845,009	585,137	259,872	*

George A. Schmidt, Executive Vice President & Chief Investment Officer[3]	324,036	324,036	0	*

Thomas J. Drought, Jr., Senior Vice President, Director of Leasing[4]	72,429	72,429	0	*

Kenneth D. Cannon, Senior Vice President, Development[5]	25,000	25,000	0	*

Mark E. Yale Executive Vice President, Chief Financial Officer, & Treasurer[6]	73,833	73,833	0	*

Marshall A. Loeb Executive Vice President & Chief Operating Officer[7]	73,466	73,466	0	*

Kim A. Rieck, Senior Vice President, General Counsel and Secretary[8]	13,400	13,400	0	*

Wayne S. Doran, Trustee[9]	24,000	24,000	0	*

Howard Gross, Trustee [10]	9,000	9,000	0	*

William S. Williams, Trustee [11]	10,000	9,000	1,000	*

Niles C. Overly, Trustee [12]	12,000	9,000	3,000	*

Alan R. Weiler, Trustee[13]	113,157	35,000	78,157	*

David M. Aronowitz, Trustee [14]	3,000	3,000	0	*

* Less than one percent of the issued and outstanding common shares of the Company.

(1)
Mr. H. Glimcher served as Chief Executive Officer of the Company from May 1997 until January 20, 2005. He currently serves as Senior Advisor, non-executive Chairman of our Board of Trustees and non-executive Chairman of the Board of Glimcher Properties Corporation, a wholly-owned subsidiary of the Company. Mr. H. Glimcher has been a trustee of the Company since September 1993.

(2)
Mr. M. Glimcher has served as President and Chief Executive Officer of the Company since January 20, 2005 and has been a trustee of the Company since June 1997. He was elected President in December 1999 and prior to that served as Executive Vice President of the Company and in other executive leasing positions.

(3)
Mr. Schmidt has served as Chief Investment Officer since January 2007. Mr. Schmidt served as General Counsel and Secretary from May 1996 until January 2007, and has been an Executive Vice President since March 1999. Mr. Schmidt was a trustee from May 1999 until May 6, 2005.

(4)	Mr. Drought has served as Senior Vice President, Director of Leasing since January, 2002 and prior to that time held various leasing positions within the Company.

(5)	Mr. Cannon has served as Senior Vice President, Development since April 2005. Mr. Cannon joined the Company in January 2004 as Vice President, Development.

(6)	Mr. Yale joined the Company as Senior Vice President and Chief Financial Officer in August 2004, was elected Treasurer of the Company in May 2005, and promoted to Executive Vice President in May 2006.

(7)	Mr. Loeb joined the Company as Executive Vice President and Chief Operating Officer in April 2005.

(8)	Mr. Rieck joined the Company as Senior Vice President, General Counsel, and Secretary on February 1, 2007.

(9)	Mr. Doran has been a trustee of the Company since October 1999 and lead independent trustee since May 2005.

(10)	Mr. Gross has been a trustee of the Company since September 2004.

(11)	Mr. Williams has been a trustee of the Company since May 2004.

(12)	Mr. Overly has been a trustee of the Company since May 2004 and serves as an Audit Committee Financial Expert.

(13)	Mr. Weiler has been a trustee of the Company since January 1994.

(14)	Mr. Aronowitz has been a trustee of the Company since May 2006.

(15)
Includes (i) 694,818, 330,000, 209,648, 49,999, 14,999, 31,667, 25,001, 24,000, 9,000, 9,000, 9,000, 12,000, and, 3,000, common shares issuable to each of Herbert Glimcher, Michael P. Glimcher, George A. Schmidt, Thomas J. Drought, Jr., Kenneth D. Cannon, Mark E. Yale, Marshall A. Loeb, Wayne S. Doran, William S. Williams, Niles C. Overly, Howard Gross, Alan R. Weiler, and David E. Aronowitz, respectively, upon the exercise of options exercisable within 60 days from the date hereof held by such individuals pursuant to the Plans, (ii) 6,000, 75,000, 24,999, 13,334, 10,001, 28,333, 24,999, and 10,000 common shares issuable to each of Herbert Glimcher, Michael P. Glimcher, George A. Schmidt, Thomas J. Drought, Jr., Kenneth D. Cannon, Mark E. Yale, Marshall A. Loeb, and Kim A. Rieck, respectively, upon the exercise of options exercisable greater than 60 days from the date hereof held by such individuals pursuant to the Plans, (iii) 674,934, 180,137, 89,389, 9,096, 13,833, 23,466, 23,000, 3,400, 3,000, and 1,000 common shares held, directly or indirectly, by Herbert Glimcher, Michael P. Glimcher, George A. Schmidt, Thomas J. Drought, Jr., Mark E. Yale, Marshall A. Loeb, Alan R. Weiler, Kim A. Rieck, Niles C. Overly, and William S. Williams respectively, and (iv) 1,078,634, 259,872 and 78,157 common shares which may be issued by the Company to each of Herbert Glimcher, Michael P. Glimcher, and Alan R. Weiler, respectively, upon the redemption of units of limited partnership interests of Glimcher Properties Limited Partnership held, directly or indirectly, by such individuals.

(16)
Includes (i) 694,818, 330,000, 209,648, 49,999, 14,999, 31,667, 25,001, 24,000, 9,000, 9,000, 9,000, 12,000, and, 3,000, common shares issuable to each of Herbert Glimcher, Michael P. Glimcher, George A. Schmidt, Thomas J. Drought, Jr., Kenneth D. Cannon, Mark E. Yale, Marshall A. Loeb, Wayne S. Doran, William S. Williams, Niles C. Overly, Howard Gross, Alan R. Weiler, and David E. Aronowitz, respectively, upon the exercise of options exercisable within 60 days from the date hereof held by such individuals pursuant to the Plans, (ii) 6,000, 75,000, 24,999, 13,334, 10,001, 28,333, 24,999, and 10,000 common shares issuable to each of Herbert Glimcher, Michael P. Glimcher, George A. Schmidt, Thomas J. Drought, Jr., Kenneth D. Cannon, Mark E. Yale, Marshall A. Loeb, and Kim A. Rieck, respectively, upon the exercise of options exercisable greater than 60 days from the date hereof held by such individuals pursuant to the Plans and (iii) 674,934, 180,137, 89,389, 23,466, 13,833, 9,096, 3,400, and 23,000 common shares held, directly or indirectly, by Herbert Glimcher, Michael P. Glimcher, George A. Schmidt, Marshall A. Loeb, Mark E. Yale, Thomas J. Drought, Jr., Kim A. Rieck, and Alan R. Weiler, respectively.

(17)
Includes 1,078,634, 259,872 and 78,157 common shares which may be issued by the Company to each of Herbert Glimcher, Michael P. Glimcher and Alan R. Weiler, respectively, upon the redemption of units of limited partnership interests of Glimcher Properties Limited Partnership held, directly or indirectly, by such individuals and 1,000 common shares held directly by William S. Williams and 3,000 common shares held directly by Niles C. Overly.

(18)
Percent of class was computed based on 37,111,145 common shares outstanding as of May 23, 2007 and, in each Selling Stockholder's case, the number of common shares issuable upon the exercise of the options exercisable within 60 days from the date hereof by such individuals, the number of common shares issuable upon the exercise of the options exercisable greater than 60 days from the date hereof and the number of common shares which may be issued by the Company upon the redemption of units of limited partnership interests of Glimcher Properties Limited Partnership held by such individuals, but does not include the number of common shares which may be issued by the Company upon the exercise of any other outstanding options or the number of common shares which may be issued by the Company upon the redemption of any other units of limited partnership interests of Glimcher Properties Limited Partnership.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their Common Shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

(i)	in public or privately negotiated transactions;

(ii)	in transactions involving principals or brokers;

(iii)	in a combination of such methods of sale.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, promulgated under the Securities Act of 1933, as amended, or the Securities Act, may be sold under Rule 144 rather than pursuant to this prospectus, as supplemented. From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives thereof, and may sell and deliver the shares in connection therewith. Sales may also take place from time to time through brokers pursuant to pre-arranged sales plans intended to qualify under Rule 10b5-1, promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. All expenses of registration of the common shares and this prospectus (other than commissions and discounts of underwriters, dealers or agents), shall be borne by us.

Although sales of the Common Shares are, in general, expected to be made at market prices prevailing at the time of sale, the Shares may also be sold at prices related to such prevailing market prices or at negotiated prices, which may differ considerably.

When offering the shares covered by this Prospectus, each of the Selling Stockholders and any broker-dealers who sell the shares for the Selling Stockholders may be “underwriters” within the meaning of the Securities Act, and any profits realized by such Selling Stockholders and the compensation of such broker-dealers may be underwriting discounts and commissions.

Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this Prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this Prospectus. The Selling Stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts, any or all of which might be in excess of customary amounts.

Each of the Selling Stockholders is acting independently of us in making decisions with respect to the timing, manner and size of each sale of shares. We have not been advised of any definitive selling arrangement at the date of this Prospectus between any Selling Stockholder and any broker-dealer or agent.

Neither we nor the Selling Stockholders can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the Selling Stockholders on account of their sales of the shares from time to time.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

We have advised each Selling Stockholder that they may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Securities and Exchange Commission (“SEC”). If a Selling Stockholder uses this Prospectus for any sale of the Common Stock, it will be subject to the Prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

SHAREHOLDER RIGHTS PLAN

On March 9, 1999, the Board adopted a shareholder rights plan and entered into a rights agreement with The Harris Trust and Savings Bank, as rights agent. The purpose of the shareholder rights plan is to enhance the Board’s ability to protect our shareholders’ interests by encouraging potential acquirers to negotiate with our Board prior to attempting a takeover bid and to provide our Board with adequate time to consider any and all alternatives to such a bid. The rights plan may discourage, delay or prevent a change in control of our Company. It will not interfere with any merger or other business combination approved by our Board.

Under the shareholder rights plan, each of our shareholders of record on March 22, 1999 received a share purchase right for each outstanding common share that the shareholder owned. We refer to these share purchase rights as the “rights.” The holder of a right does not have the powers and privileges of a shareholder with respect to the right. The rights trade with our shares of common stock and become exercisable only under the circumstances described below.

In general, the rights will become exercisable when the first of the following events happens:

•	ten calendar days after a public announcement that a person or group has acquired beneficial ownership of 15% or more of our outstanding common shares; or

•
ten business days, or a later date if determined by the Board, after the beginning of, or an announcement of an intention to make, a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of our outstanding common shares.

If the rights become exercisable, the holder of a right will be able to purchase one one-hundredth of a Series E Junior Participating Preferred Share at an exercise price of $55 per one one-hundredth of a preferred share, subject to adjustment to prevent dilution.

Once a person or group acquires 15% or more of our outstanding common shares, all holders of rights except that person or group may, upon payment of the exercise price, and in lieu of acquiring preferred shares, purchase, with respect to each right, a number of common shares having a market value equal to two times the $55 exercise price. In other words, each right will entitle the holder of the right to acquire common shares at a 50% discount to the market price of the common shares.

In addition, if at any time following the public announcement that a person or group has acquired beneficial ownership of 15% or more of our outstanding common shares:

•	we enter in to a merger or other business combination transaction in which we are not the surviving entity;

•
we enter into a merger or other business combination transaction in which we are the surviving entity, but all or part of our common shares are exchanged for securities of another entity, cash or other property; or

•	we sell or otherwise transfer or mortgage 50% or more of our assets or earning power;

then each holder of a right, other than rights held by the person or group who triggered the event, will be entitled to receive, upon exercise, common shares of the acquiring company equal to two times the $55 exercise price of the right, effectively a 50% discount to the market price of such shares.

At any time after a person or group has acquired beneficial ownership of 15% or more of our outstanding common shares and prior to such person or group acquiring 50% or more of our outstanding common shares, our Board may, at its option, exchange all or any part of the then outstanding and exercisable rights for our common shares at an exchange ratio of one common share for each right.

We may redeem all, but not less than all, of the rights at a price of $.01 per right at any time before the earlier of:

•	the time at which any person or group has acquired beneficial ownership of 15% or more of our outstanding common shares; or

•	the expiration date of the rights agreement.

The rights will expire at the close of business on March 9, 2009, unless we redeem or exchange them before that date. The above description of our rights plan is not intended to be a complete description. For a full description of the rights plan, you should read the rights agreement. The rights agreement is included as an exhibit to this prospectus and you may obtain a copy of this agreement at no charge by writing to us at the address listed on the cover page of this document.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR
DECLARATION OF TRUST AND BYLAWS

The following description of certain provisions of Maryland law and of our Declaration of Trust and Bylaws is only a summary. For a complete description, we refer you to Maryland law, our Declaration of Trust and Bylaws. Our Declaration of Trust and Bylaws are exhibits to the registration statement of which this prospectus is part. See “Incorporation of Certain Information By Reference” for information on how to obtain copies of our Declaration of Trust and Bylaws.

Classification of the Board

Our Declaration of Trust provides that the number of our trustees may be established by the Board but may not be fewer than two nor more than 15. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining trustees.

Pursuant to our Declaration of Trust, our Board is divided into three classes of trustees. At each annual meeting of shareholders, the successors to the class of trustees whose term expires at such meeting are elected to hold office for three-year terms. We believe that classification of the Board will help to assure the continuity and stability of our business strategies and policies as determined by the Board. Holders of common shares will have no right to cumulative voting in the election of trustees. Consequently, at each annual meeting of shareholders, the holders of a majority of the common shares will be able to elect all of the successors of the class of trustees whose terms expire at that meeting.

The classified board provision could have the effect of making the replacement of incumbent trustees more time-consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board. Thus, the classified board provision could increase the likelihood that incumbent trustees will retain their positions. The staggered terms of trustees may delay, defer or prevent a tender offer or an attempt to change control of us, even though the tender offer or change in control might be in the best interest of our shareholders.

Removal of Trustees

Our Declaration of Trust provides that a trustee may be removed with or without cause by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of trustees. This provision, when coupled with the provision in our Bylaws authorizing the Board to fill vacant trusteeships, precludes shareholders from removing incumbent trustees except by a substantial affirmative vote and filling the vacancies created by the removal with their own nominees.

Business Combinations

Under Maryland law, “business combinations” between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the trust’s shares; or

•
an affiliate or associate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of the trust.

A person is not an interested shareholder under the statute if the Board approved in advance the transaction by which he otherwise would have become an interested shareholder. However, in approving a transaction, the Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board.

After the five-year prohibition, any business combination between the Maryland trust and an interested shareholder generally must be recommended by the board of the trust and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares of the trust; and

•
two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if the trust’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the Board before the time that the interested shareholder becomes an interested shareholder. Pursuant to the statute, our Board has exempted any business combination involving any entity owned or controlled, directly or indirectly, by (i) our executive officers and trustees, or any of them, or (ii) any other person acting in concert with, or any “group” (as defined in Section 13 of the Exchange Act and the rules thereunder) acting in concert with any of our executive officers or trustees. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between any such persons and us. As a result, such parties may be able to enter into business combinations with us that may not be in the best interest of our shareholders, without compliance with the super-majority vote requirements and the other provisions of the statute. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

Maryland law provides that control shares of a Maryland real estate investment trust acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by trustees who are employees of the trust are excluded from shares entitled to vote on the matter. Control Shares are voting shares which, if aggregated with all other shares owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of the trust to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the trust may itself present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the trust may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the trust to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of shareholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction, or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust.

Our Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Extraordinary Transactions; Amendment to the Declaration of Trust

Under Maryland law, a Maryland real estate investment trust generally cannot amend its declaration of trust or merge with another entity, unless approved by the affirmative vote of shareholders holding at least two thirds of the shares entitled to vote on the matter. However, a Maryland real estate investment trust may provide in its declaration of trust for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our Declaration of Trust provides for a lesser percentage for amendments to our Declaration of Trust, which, except for amendments to specific provisions enumerated in our declaration of trust, may be amended by the affirmative vote of holders of not less than a majority of shares entitled to vote thereon. Under Maryland law, the declaration of trust of a Maryland real estate investment trust may permit the trustees, by a two-thirds vote, to amend the declaration of trust from time to time to qualify as a REIT under the Code or the Maryland REIT Law, without the affirmative vote or written consent of the shareholders. Our declaration of trust permits such action by our Board.

Subject to the provisions of any class or series of our shares outstanding, we may merge into or consolidate with another entity or sell or transfer all or substantially all of our property, if approved by the Board and by the affirmative vote of shareholders holding (i) not less than two-thirds of the shares entitled to be cast on the matter, if we are not the surviving entity in any merger or consolidation or in the event of a sale of property or (ii) not less than a majority of the shares entitled to be cast on the matter, in all other cases.

Termination of the Trust

Subject to the provisions of any class or series of our shares outstanding, after approval by a majority of the entire Board, our company may be terminated by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Advance Notice of Trustee Nominations and New Business

Our Bylaws provide that with respect to an annual meeting of shareholders, nominations of persons for election to the Board and the proposal of business to be considered by shareholders may be made only (i) pursuant to our notice of the meeting, (ii) by the Board or (iii) by a shareholder who is a shareholder of record at the time of giving the notice required by our Bylaws and who is entitled to vote at the meeting and who has complied with the advance notice procedures of the Bylaws. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by the Board, or (iii) provided that the Board has determined that trustees will be elected at the meeting, by a shareholder who is a shareholder of record at the time of giving the notice required by our Bylaws and who is entitled to vote at the meeting and who has complied with the advance notice procedures of the Bylaws.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of the Declaration Of Trust and Bylaws

The business combination provisions and, if the applicable provision in our Bylaws is rescinded, the control share acquisition provisions of Maryland law, the provisions of our Declaration of Trust on classification of the Board and removal of trustees and the advance notice provisions of our Bylaws could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our shareholders or otherwise be in their best interest.

LEGAL MATTERS

Certain legal matters have been passed upon for our Company by Bryan Cave LLP, New York, New York. Certain matters of Maryland law have been passed upon for our Company by Venable LLP, Baltimore, Maryland.

EXPERTS

The consolidated financial statements and schedule and management's report on the effectiveness of internal control over financial reporting incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We are a reporting company and file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the Public Reference Room(s). You can also find our SEC filings at the SEC's web site at http://www.sec.gov as well as the Company’s website at http://www/glimcher.com .

The Company has filed with the SEC a registration statement on Form S-8 (together with certain amendments, exhibits and schedules) under the Securities Act with respect to the common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the common shares offered hereby, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof, which may be inspected and copied at the public reference facilities of the SEC referred to above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the full text of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

The Company furnishes shareholders with annual reports containing audited financial statements and with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

1.	Our annual report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on February 23, 2007;

2.	Our quarterly report on Form 10-Q for the quarter ended March 31, 2007 filed with the SEC on April 27, 2007;

3.
Our current reports on Form 8-K dated and filed (i) January 11, 2007, (ii) January 31, 2007, (iii) February 22, 2007, (iv) February 27, 2007, (v) February 28, 2007, (vi) March 1, 2007, (vii) March 14, 2007, (viii) April 26, 2007, and (ix) May 14, 2007;

4.	Our Schedule 14A Proxy Statement filed with the SEC on March 30, 2007;

5.
The description of the common shares contained in our Registration Statement on Form 8-A, filed October 21, 1993, and the information thereby incorporated by reference contained in the Company’s Registration Statement on Form S-11 (No. 33-69740), as amended by Amendments No. 1, 2, 3, 4 and 5, filed September 30, 1993, November 5, 1993, November 22, 1993, November 30, 1993, January 10, 1994 and January 19, 1994, respectively, under the heading “Description of Shares of Beneficial Interest” and the documents incorporated therein by reference, including any subsequently filed amendments and reports updating such description; and

6.	All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2006.

Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person to whom this prospectus is delivered, upon written or oral request. Requests should be directed to:

Glimcher Realty Trust
150 East Gay Street
Columbus, Ohio 43215
Telephone Number: (614) 621-9000
Attention: Chief Financial Officer

PART II. INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents, which have been filed by the Company with the SEC, are incorporated by reference in this registration statement:

1.	Our annual report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on February 23, 2007;

2.	Our quarterly report on Form 10-Q for the quarter ended March 31, 2007 filed with the SEC on April 27, 2007;

3.
Our current reports on Form 8-K dated and filed (i) January 11, 2007, (ii) January 31, 2007, (iii) February 22, 2007, (iv) February 27, 2007, (v) February 28, 2007, (vi) March 1, 2007, (vii) March 14, 2007, (viii) April 26, 2007, and (ix) May 14, 2007.

4.	Our Schedule 14A Proxy Statement filed with the SEC on March 30, 2007; and

5.
The description of the common shares contained in our Registration Statement on Form 8-A, filed October 21, 1993, and the information thereby incorporated by reference contained in the Company’s Registration Statement on Form S-11 (No. 33-69740), as amended by Amendments No. 1, 2, 3, 4 and 5, filed September 30, 1993, November 5, 1993, November 22, 1993, November 30, 1993, January 10, 1994 and January 19, 1994, respectively, under the heading “Description of Shares of Beneficial Interest” and the documents incorporated therein by reference, including any subsequently filed amendments and reports updating such description.

All documents that we subsequently file under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act before we file a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 6. Indemnification of Trustees and Officers.

Under Maryland law, a real estate investment trust formed in Maryland is permitted to limit, by provision in its declaration of trust, the liability of its trustees and officers to the trust or to its shareholders for money damages except for the liability of a trustee or officer resulting from (i) active and deliberate dishonesty established by a final judgment as being material to the cause of action or (ii) actual receipt of an improper benefit or profit in money, property or services. The Company's Declaration of Trust contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The Company’s Declaration of Trust authorizes it, to the extent provided in its Bylaws, to obligate itself to indemnify (a) any present or former trustee or officer or (b) any individual who, while a trustee of the Company and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer or partner, of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former trustee or officer of the Company. The Company's Bylaws obligate it, to the maximum extent permitted by Maryland Law, to indemnify to (a) any trustee or officer or former trustee or officer (including any individual who, while a trustee or officer and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a trustee, director, officer or partner of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) who has been successful, on the merits or otherwise, in the defense of a legal or regulatory proceeding to which he was made a party to the proceeding by reason of his service in that capacity against reasonable legal fees and other expenses, and (b) any present or former trustee or officer against any claim or liability to which he may become a party by reason of his service in that capacity unless it is established that (i) his act or omission was committed in bad faith or was the result of active and deliberate dishonesty, (ii) he actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful. In addition, the Company's Bylaws require it to pay or reimburse, in advance of final disposition of a proceeding, reasonable expenses incurred by a present or former trustee or officer made a party to a proceeding by reason of his status as a trustee or officer provided that the Company shall have received (i) a written affirmation by the trustee or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company as authorized by the Bylaws and (ii) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met. The Company's Bylaws also (i) permit the Company, with the approval of the trustees, to provide indemnification and payment or reimbursement of expenses to a present or former trustee or officer who served a predecessor of the Company in such capacity and to any employee or agent of the Company or a predecessor of the Company, (ii) provide that any indemnification or payment or reimbursement of the expenses permitted by the Company's Bylaws shall be furnished in accordance with the procedures provided for indemnification and payment or reimbursement of expenses under Section 2-418 of the Maryland General Corporation Law, or the MGCL, for directors of Maryland corporations and (iii) permit the Company to provide such other and further indemnification or payment or reimbursement of expenses as may be permitted by the MGCL for directors of Maryland corporations.

The Company maintains a standard policy of officers and directors' liability insurance.

Item 8. Exhibits

The following documents are filed as exhibits to this Registration Statement:

Exhibit	Description of Exhibit

4.1	Amended and Restated Declaration of Trust, incorporated by reference to the Company's Registration Statement on Form S-11 (File No. 33-69740), filed with the SEC on September 30, 1993.

4.2
Amendment to the Company's Amended and Restated Declaration of Trust, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, filed with the SEC on March 21, 1995.

4.3	Bylaws, as amended, incorporated by reference to the Company's Registration Statement on Form S-11 (File No. 33-69740), filed with the SEC on September 30, 1993.

4.4
Specimen Certificate for Common Shares of Beneficial Interest, $.01 par value per share, incorporated by reference to the Company's Registration Statement on Form S-11 (File No. 33-69740), filed with the SEC on September 30, 1993.

4.5
Amended and Restated Glimcher Realty Trust 1997 Incentive Plan, incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-8 (File No. 333-84537), filed with the SEC on May 24, 2007.

4.6
Glimcher Realty Trust 1993 Trustee Share Option Plan, as amended, incorporated by reference to the Company's Registration Statement on Form S-11 (File No. 33-69740), filed with the SEC on September 30, 1993.

4.7
Glimcher Realty Trust 1993 Employee Share Option Plan, as amended, incorporated by reference to Exhibit 4.6 to Amendment No. 1 to the Company’s Registration Statement on Form S-8 (File No. 33-94542), filed with the SEC on January 22, 2002.

4.8
Rights Agreement, dated as of March 9, 1999, between the Company and the Harris Trust and Savings Bank, as Rights Agent, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 12, 1999.

4.9	Glimcher Realty Trust Amended and Restated 2004 Incentive Compensation Plan, incorporated by reference to Appendix A of the Company’s Schedule 14A Proxy Statement filed with the SEC on March 30, 2007.

5.1	Opinion of Ballard Spahr Andrews & Ingersoll, previously filed with the Registration Statement on Form S-8 (File No. 33-94542).

23.1	Consent of BDO Seidman, LLP.*

23.2	Consent of Ballard Spahr Andrews & Ingersoll, included in the Exhibit 5 to the Registration Statement on Form S-8 (File No. 33-94542).

24.1	Power of Attorney (included on signature page).*

* Filed herewith.

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on May 24, 2007.

GLIMCHER REALTY TRUST

By: /s/ Mark E. Yale
Mark E. Yale
Executive Vice President, Chief Financial
Officer and Treasurer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Mark E. Yale and Kim A. Rieck, and each or any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments and documents in connection therewith) to the registration statement, and to file the same with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Michael P. Glimcher Michael P. Glimcher	President, Chief Executive Officer and Trustee (Principal Executive Officer)	May 24, 2007

/s/ Mark E. Yale Mark E. Yale	Executive Vice President, Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)	May 24, 2007

/s/ Herbert Glimcher Herbert Glimcher	Chairman of the Board and Trustee	May 24, 2007

Name	Title	Date

/s/ David M. Aronowitz David M. Aronowitz	Member, Board of Trustees	May 24, 2007

/s/ Wayne S. Doran Wayne S. Doran	Member, Board of Trustees	May 24, 2007

/s/ Howard Gross Howard Gross	Member, Board of Trustees	May 24, 2007

/s/ Alan R. Weiler Alan R. Weiler	Member, Board of Trustees	May 24, 2007

/s/ Niles C. Overly Niles C. Overly	Member, Board of Trustees	May 24, 2007

/s/ Timothy J. O’Brien Timothy J. O’Brien	Member, Board of Trustees	May 24, 2007

/s/ William S. Williams William S. Williams	Member, Board of Trustees	May 24, 2007